FUNDVANTAGE TRUST

103 Bellevue Parkway

Wilmington, DE 19809

December 9, 2024

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Long

Re:	FundVantage Trust (File Nos. 333-141120; 811-22027)

Dear Mr. Long:

Concurrently herewith, FundVantage Trust (the “Trust”) is filing via EDGAR the Trust’s Form N-CSR for its fiscal year ended September 30, 2024, including a copy of the annual report for the Gotham Funds of the Trust with a fiscal year ended September 30, 2024.1 With the exception of the annual reports for the Gotham Funds, each annual report for certain other series of the Trust was timely transmitted to each series’ shareholders and made available via website within 60 days after the close of the fiscal year ended September 30, 2024.2 With respect to the annual reports for the Gotham Funds for the fiscal year ended September 30, 2024, the report was transmitted to shareholders and made available via website on December 9, 2024.

The annual reports for the Gotham Funds were required by Rule 30e-1 under the Investment Company Act of 1940, as amended, to be transmitted to shareholders and made available via website by November 29, 2024. The Trust self-reported that it was experiencing delays in completing its financial statement preparation on November 26, 2024 to you, as a member of the staff of the United States Securities and Exchange Commission, via telephonic communication from its legal counsel.

The reason for the delay in transmission was caused by the reclassification of certain expenses related to cash collateral delivered in connection with swap agreements in place for certain Affected Gotham Funds.3 Fund management determined that fees on delivered cash collateral were not appropriately reflected as “interest expense” on the Statement of Operations. Fund management required additional time to ensure the expenses were properly recorded and disclosed within the financial statements as of fiscal year-end for each Affected Gotham Fund, and as reflected in the financial highlights contained therein relating to the prior fiscal year ended September 30, 2023.

[1]	The Gotham Funds consist of the following series of the Trust: Gotham Enhanced S&P 500 Index Fund, Gotham Defensive Long 500 Fund, Gotham Hedged Core Fund, Gotham Absolute Return Fund, Gotham Enhanced Return Fund, Gotham Neutral Fund, Gotham Total Return Fund, Gotham Index Plus Fund, Gotham Large Value Fund and Gotham Enhanced 500 Plus Fund.

[2]	The Ambrus Funds series of the Trust have been filed in a separate N-CSR and transmitted shareholder reports for the fiscal year ended September 30, 2024 in a timely manner and are not the subject of this correspondence.

[3]	The Affected Gotham Funds were Gotham Absolute Return Fund, Gotham Enhanced Return Fund, Gotham Neutral Fund, Gotham Index Plus Fund and Gotham Defensive Long 500 Fund.

The Trust’s N-CSR filing is being filed not later than 10 days after November 29, 2024; accordingly, no notification of late filing is required by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding the foregoing, please contact John M. Ford at Troutman Pepper Hamilton Sanders LLP, counsel to the Trust, at 215.981.4009 (or by email at john.ford@troutman.com).

Sincerely,

FUNDVANTAGE TRUST

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President and Chief Executive Officer

cc:	John P. Falco, Troutman Pepper Hamilton Sanders LLP

John M. Ford, Troutman Pepper Hamilton Sanders LLP

Lou LaRocca, Gotham Asset Management

Bernard Siebert, Gotham Asset Management